
VUGO

James Bellefeuille · 2nd

President & Founder at VUGO, Inc. An experienced B2B Marketer and Entrepreneur.

Oakland, California, United States · 500+ connections ·

Contact info

Vugo

University of Califor
Davis

Providing services

Marketing Consulting, Brand Marketing, Advertising, and Mobile Marketing

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Experience

President, Chief Commerical Officer and Chairman Of The Board

Vugo · Full-time

Sep 2014 – Present · 6 yrs 4 mos

San Francisco Bay Area

Vugo is an multiple award-winning Mobility Media™ company that places media & entertainment in for-hire vehicles dispatched by TNC companies like Uber & Lyft. Vugo helps media partners reach their target audience in motion by interpreting available data about each trip via our patent-pending TripIntent® technology. There is no better time to influence consumers than when they are on the way to a known destination where they will immediately make a purchasing decision.

Vugo has been featured in SF Chronicle, NY Times, Fast Company, Chicago Tribune, ...see mor




TAXI



+12

Head Of Marketing

LISNR · Full-time
Jan 2019 – Jan 2020 · 1 yr 1 mo
Oakland, CA

LISNR® powers secure payment experiences & seamless connected "micro-moments" across the customer journey with the most advanced Ultrasonic Data Platform. This is achieved via a software solution that sends micro-communications between devices using inaudible sound. The technology allows retailers to enable & own mobile wallet experiences across tr ...see mor

Investor

Hacker Noon
Feb 2019 · 1 mo
Eagle, Colorado

Hackernoon is how hackers start their afternoons.
Where 10k+ technologists publish stories & expertise for 4M+ monthly readers.

Strategy Manager

AttorneySync

Oct 2012 – Sep 2014 · 2 yrs
Chicago, IL

I orchestrated comprehensive marketing strategies for law firms, including website design and content management, social media, content, PPC/AdWords, media, marketing and advertising strategies for attorneys and firms of all sizes.

...see mor

Marketing Manager
DisabilityLawyer.com
Jul 2009 – Jun 2012 · 3 yrs
Greater Minneapolis-St. Paul Area

Ranked #1 in 2012 - designed, developed and implemented online marketing strategies for a law firm that grew from 6 attorneys in only 1 state (MN), to over 36 attorneys and 5 states (MN OH, IL, WI, KY) at the time of my departure resulting in thousands of new cases. I managed a marketing budget of over $1,000,000.

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Education

University of California, Davis
Master of Business Administration - MBA
2020 – 2022

- Ranked in the Top 50 MBA programs in the U.S. for 25 consecutive years.
- Top 30 MBA for Emphasizing Innovation and Creativity.
- Top 10% Full-Time MBA in U.S.

University of St. Thomas - Opus College of Business
Bachelor's degree, Business Administration, Management and Operations

2008 – 2011
Activities and Societies: - Ron Fowler Business Concept Challenge - Globally Minded Students Association

OEKOS Sprachschule Zürich, Switzerland

German Language School

Licenses & certifications

ABM CERTIFIED STRATEGIST
Demandbase
Issued Oct 2019 · No Expiration Date

Volunteer experience

Past member of LA5 & City of Lakes Rotary, VP & CS Chair Minneapolis Rotaract
Rotary International
Jan 2007 – Present • 14 yrs

2016 - 2017 Member LA5
2012 - City of Lakes Rotary Club
2007-2012 - Minneapolis Rotaract

Volunteer
Defy Ventures
Feb 2017 – Present • 3 yrs 11 mos

Mentor
TechWadi.org
Feb 2018 – Present • 2 yrs 11 mos
Science and Technology

new mentor focused on growing startups in the middle east.